Exhibit 99.7

FORM OF

NOTICE OF IMPORTANT TAX INFORMATION

AIM IMMUNOTECH INC.

This notice is provided in connection with the prospectus of AIM ImmunoTech Inc. (the “Company”) dated [       ] (the “Prospectus”).

The Company believes, but cannot assure, that, for U.S. federal income tax purposes, U.S. investors in the Rights Offering will not recognize income or loss in connection with the receipt or exercise of Subscription Rights, but the receipt and exercise of the Subscription Rights is unclear in certain respects. If, at the time of the receipt or exercise of the Subscription Right, the U.S. holder no longer holds the common stock or Participating Securities with respect to which the Subscription Right was distributed, then certain aspects of the tax treatment of the receipt and exercise of the Subscription Right are unclear, including (1) the allocation of the tax basis between the shares of Company common stock or Participating Securities previously sold and the Subscription Rights, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares of Company common stock or Participating Securities previously sold, and (3) the impact of such allocation on the tax basis of the shares of Glass G Convertible Preferred Stock and Glass G Common Stock Purchase Warrants acquired upon exercise of the Subscription Right. Capitalized terms have the meaning set forth in the Prospectus.

Please see “Material U.S. Federal Income Tax Consequences” in the Prospectus for detailed disclosure about U.S. federal income tax consequences of participating in the Rights Offering (as defined in the Prospectus).

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE BACKUP WITHHOLDING RULES TO THEM IN LIGHT OF THEIR OWN PERSONAL CIRCUMSTANCES.